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                             November 10, 2022

       Monica Forbes
       Chief Financial Officer
       Sesen Bio, Inc.
       245 First Street, Suite 1800
       Cambridge, MA 02142

                                                        Re: Sesen Bio, Inc.
                                                            Form 10-K for the
period ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 10-Q for the
period ended September 30, 2022
                                                            Filed November 7,
2022
                                                            File No. 001-36296

       Dear Monica Forbes:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the period ended September 30, 2022

       Notes to Condensed Consolidated Financial Statements
       Note 5. Fair Value Measurement and Financial Instruments
       Contingent Consideration, page 10

   1. Please tell us your basis for writing off the balance of the estimated earnout payment to
                                                        Qilu as of September
30, 2022, citing the authoritative guidance on which you relied regarding the
extinguishment of the obligation. We note your disclosure that you are in the process of negotiating
a termination of the Qilu License Agreement and are also seeking to sell or out-license
Vicineum and all the related obligations related to
                                                        Vicineum. However,
until such occurs, and your obligation is legally extinguished, it is unclear why the
liability was removed from your balance sheet.
 Monica Forbes
Sesen Bio, Inc.
November 10, 2022
Page 2
Note 14. Share-Based Compensation, page 19

2. Please tell us what the 3,293,367 issuance of common stock for share-based compensation noted in the Condensed Consolidated Statements Of Changes In Stockholders' Equity for
         the three-months ended September 30, 2022 relates to as it is not clear from your disclosures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Sasha Parikh at 202-551-3627
with any questions.



FirstName LastNameMonica Forbes                             Sincerely,
Comapany NameSesen Bio, Inc.
                                                            Division of
Corporation Finance
November 10, 2022 Page 2                                    Office of Life
Sciences
FirstName LastName